

May 8, 2015

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, USA 07701

> **Re:** **Natcore Technology, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 23, 2015**
> **File No. 333-202600**

Dear Mr. Provini:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Compensation Table, page 56

1.   Please ensure that your disclosure in this section is accurate. For example, we note the disclosure that the salary of Mr. Zucker in 2014 was $48,000; however, it appears from the disclosure in footnote 3 on page 56 that he resigned as your chief financial officer in June 2013. Also, we note the disclosure that the salary and total compensation of Mr. Meekison in 2014 was "Nil" and $4,000 respectively. However, it appears from the disclosure in footnote 5 on page 56 that Mr. Meekison has been your chief financial officer since June 7, 2013.

Compensation of Directors, page 60

2.   Please ensure that your disclosure in this section is accurate. For example, we note that the total compensation of Mr. Calhoun in 2014 was "Nil" but that the compensation of Mr. Lundin was $60,000.

Plan of Distribution, page 74

3.   Please update the disclosure in this section to disclose that the selling stockholders will sell the shares at a fixed price of $.60 per share.

Independent Auditor's Report, page F-3

4.   We note that the report of your independent auditor is not signed.   Please amend your filing to include a signed audit report.   Refer to Rule 2-02(a)(2) of Regulation S-X and Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Exhibit 5.1

5.   Please file an opinion that addresses that (1) the outstanding shares of common stock have been legally issued, fully paid and non-assessable and (2) upon the exercise and payment of the warrants as described in the registration statement, the shares of common stock underlying the warrants will be legally issued, fully paid, and non-assessable.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.